Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 7, 2024

Relating to Preliminary Prospectus Supplement Dated February 7, 2024

Registration Statement No. 333-266547

Common Stock

Pre-funded Warrants to Purchase Shares of Common Stock

This free writing prospectus relates only to the public offering of shares of common stock and pre-funded warrants to purchase shares of common stock by Sana Biotechnology, Inc. and should be read together with the preliminary prospectus supplement dated February 7, 2024 (the “Preliminary Prospectus Supplement”), and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. The information in this free writing prospectus updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Sana Biotechnology, Inc. in this offering. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Common stock offered by us	$165.0 million of shares.

Pre-funded warrants offered by us	We are also offering, in lieu of common stock, to certain investors who so choose, pre-funded warrants to purchase shares of common stock. The purchase price of each pre-funded warrant will equal the price per share at which shares of common stock are being sold to the public in this offering, minus $0.0001, which is the exercise price of each pre-funded warrant. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance, subject to an ownership limitation. See “Description of Pre-Funded Warrants.” This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

Option to purchase additional shares from us	We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional $24,750,000 of shares of our common stock.

Nasdaq trading symbol	Our shares of common stock are listed on the Nasdaq Global Select Market (Nasdaq) under the symbol “SANA.” We do not intend to list the pre-funded warrants on the Nasdaq Global Select Market or any other national securities exchange or any recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited. See “Description of Pre-Funded Warrants.”

RISK FACTORS

If you purchase securities in this offering, you will experience immediate and substantial dilution in the book value of your shares.

If you purchase shares of our common stock or pre-funded warrants in this offering, you will incur immediate and substantial dilution in the as adjusted net tangible book value of your common stock or the underlying pre-funded warrants purchased in this offering because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. To the extent outstanding options are exercised, restricted stock units vest and settle or we raise additional capital, pursuant to the Sales Agreement or otherwise, you will incur further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

The pre-funded warrants are not listed on any exchange and we do not intend to list the pre-funded warrants on any exchange.

If you purchase pre-funded warrants, you may be unable to sell such warrants at the prices desired or at all. There is no existing trading market for the pre-funded warrants and there can be no assurance that a liquid market will develop or be maintained for the pre-funded warrants, or that you will be able to sell any of the pre-funded warrants at a particular time (if at all). In addition, we do not intend to apply for listing of the pre-funded warrants on Nasdaq or any other securities exchange or nationally recognized trading system. The liquidity of the trading market in the pre-funded warrants and the sale price, if any, for the pre-funded warrants, may be adversely affected by, among other things: (i) changes in the overall market for the pre-funded warrants; (ii) changes in our financial performance or prospects; (iii) changes or perceived changes in our creditworthiness; (iv) the prospects for companies in the industry generally; (v) the number of holders of the pre-funded warrants; and (vi) the interest of securities dealers in making a market for the pre-funded warrants.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants, except that the holder of a pre-funded warrant shall be entitled to participate in certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration. Upon exercise of the pre funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial owners of our common stock may not be permitted to exercise the prefunded warrants that they hold.

A holder of the pre-funded warrants will not be entitled to exercise any portion of such pre-funded warrants which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased by the holder of the pre-funded warrants to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or by means of a “cashless exercise” according to a formula set forth in the pre-funded warrant. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants.

If we do not maintain a current and effective registration statement relating to the share of common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of ordinary shares that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised his warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants is available.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $     million (or $     million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will receive nominal proceeds, if any, from any exercise of pre-funded warrants.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, to fund our ongoing and planned preclinical and clinical development of our most advanced product candidates, including SC291 and SC262, and support the investigator-sponsored trial of UP421, the continued development of our preclinical product candidates, including SC451 and SC379, and our earlier-stage research programs, and for working capital and other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire or invest in complementary businesses, technologies, products, or assets. However, we currently have no agreements or commitments to complete any such transaction.

The amounts and timing of our actual expenditures of the net proceeds from this offering will depend on numerous factors, including our development and commercialization efforts with respect to our product candidates, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds, if any, from this offering in short-term, investment-grade, interest-bearing securities.

DILUTION

If you invest in our common stock or pre-funded warrants in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock or prefunded warrant and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2023 was approximately $365.9 million, or $1.86 per share of common stock. Historical net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2023.

Without taking into account any other changes in our historical net tangible book value after September 30, 2023, other than to give effect to the issuance and sale of shares of our common stock in this offering at the public offering price of $ per share, and pre-funded warrants to purchase shares of common stock at the public offering price of $ per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.0001 per share exercise price of each such pre-funded warrant) (excluding shares of common stock issuable upon exercise of the pre-funded warrants, any proceeds which may be received upon exercise of the prefunded warrants or any resulting accounting associated with the exercise of the pre-funded warrants), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2023 would have been $ million, or $ per share. This represents an immediate increase of $ in as adjusted net tangible book value per share to existing stockholders and immediate dilution of $ in as adjusted net tangible book value per share to investors participating in this offering. Dilution per share to investors purchasing shares of our common stock or pre-funded warrants in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by investors purchasing shares of our common stock or pre-funded warrants in this offering. The following table illustrates this calculation on a per share basis:

Public offering price per share		$
Historical net tangible book value per share as of September 30, 2023	$1.86
Increase in net tangible book value per share attributable to investors purchasing shares of common stock and pre-funded warrants in this offering
As adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors participating in this offering		$

Assuming the pre-funded warrants were immediately and fully exercised, this would result in an as adjusted net tangible book value per share, after giving effect to this offering and warrant exercise, of $    , or $    per share. This represents an increase in net tangible book value of $ per share to existing stockholders and dilution in net tangible book value per share of $ to new investors participating in this offering.

If the underwriters exercise their option to purchase additional shares in full, the dilution in as adjusted net tangible book value per share to investors participating in this offering would be $ per share.

The foregoing tables and calculations (other than historical net tangible book value) are based on 197,062,884 shares of common stock outstanding as of September 30, 2023, and exclude:

•	29,385,343 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 2023, with a weighted-average exercise price of $6.79 per share;

•	359,480 shares of common stock issuable upon exercise of stock options granted subsequent to September 30, 2023, with a weighted-average exercise price of $3.97 per share;

•	1,677,955 shares of common stock issuable upon the vesting and settlement of restricted stock units granted as of September 30, 2023;

•	975,568 shares of common stock issuable upon the vesting and settlement of restricted stock units granted subsequent to September 30, 2023;

•

16,456,229 shares of common stock reserved for future issuance under our 2021 Incentive Award Plan as of September 30, 2023, as well as an automatic increase of 9,890,934 shares of common stock available for issuance under the 2021 Incentive Award Plan that became effective on January 1, 2024 in accordance with its terms and any additional automatic increases in the number of shares of common stock reserved for issuance thereunder; and

•

4,814,262 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan as of September 30, 2023, as well as an automatic increase of 1,978,186 shares of common stock available for issuance under the 2021 Employee Stock Purchase Plan that became effective on January 1, 2024 in accordance with its terms and any additional automatic increases in the number of shares of common stock reserved for issuance thereunder.

In addition, the number of shares outstanding immediately after this offering does not include shares of common stock that we have sold since September 30, 2023 and may offer and sell in the future in “at-the-market” offerings pursuant to the Sales Agreement. Between October 1, 2023 and the date of this prospectus supplement, we sold an aggregate of 150,000 shares of our common stock for net proceeds of approximately $1.1 million, after deducting $0.03 million of commissions and other offering expenses payable to Cowen, and up to $119.4 million of shares of our common stock remains available for future sale, provided no sales shall be made under the Sales Agreement until the earlier of the underwriters exercising their option to purchase additional shares in full or the 30th day following the date of this prospectus supplement.

If any additional shares are issued, including in connection with the exercise of options, the vesting and settlement of restricted stock units or if the underwriters exercise their option to purchase additional shares of our common stock, you may experience further dilution.

The as adjusted information discussed above will be based on the number of shares, the offering price and other terms determined at pricing of this offering.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to investors. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we expect to file with the SEC.

Term

The pre-funded warrants do not expire.

Exercisability

The pre-funded warrants are exercisable at any time on or after their original issuance. The pre-funded warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly signed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of the common stock on the exercise date.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution affiliates (as defined below)) to exceed 4.99% (or 9.99%) of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise. However, any holder of a pre-funded warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. For purposes of the foregoing, “attribution affiliates” means, collectively, the following persons and entities with respect to any holder: (i) its direct or indirect affiliates, (ii) any person acting or who could be deemed to be acting as a Section 13(d) “group” together with the holder or any attribution parties and (iii) any other persons whose beneficial ownership of our common stock would or could be aggregated with the holder and/or any other attribution parties for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

Exercise Price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent. The ownership of the pre-funded warrants and any transfers of the pre-funded warrants will be registered in a warrant register maintained by the warrant agent. We will initially act as warrant agent.

Exchange Listing

There is no established trading market for the pre-funded warrants, and we do not expect a market to develop. We do not plan on applying to list the pre-funded warrants on the Nasdaq Global Select Market or any other national securities exchange or any nationally recognized trading system.

Fundamental Transactions

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of more than 50% of the voting power represented by our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the pre-funded warrant.

UNDERWRITING

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The per share underwriting discounts and commissions for the pre-funded warrants will be equal to the per share underwriting discounts and commissions on the shares of common stock sold in the offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and pre-funded warrants acquired in this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, under U.S. federal gift and estate tax rules nor does it address any aspects of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, or the Medicare tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock and/or pre-funded warrants (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who hold our common stock or pre-funded warrants as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock or pre-funded warrants as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the tax treatment of a partner in such partnership or other entity generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock or pre-funded warrants should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock or pre-funded warrants through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock, or pre-funded warrants, arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holder and Non-U.S. Holder Defined

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) of our common stock or pre-funded warrants that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock or pre-funded warrants that is not a U.S. holder or a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes).

General Treatment of Pre-Funded Warrants

Although the law in this area is not completely settled, the pre-funded warrants are generally expected to be treated as outstanding stock for U.S. federal income tax purposes. Accordingly, upon exercise, no income, gain or loss should be recognized upon the exercise of a prefunded warrant except to the extent of cash received in exchange for a fractional share, which will be treated as a sale subject to the rules described below under “Tax Consequences Applicable to U.S. Holders—Gain on Disposition of Common Stock or Pre-Funded Warrants,” and “Tax Consequences Applicable to Non-U.S. Holders—Gain on Disposition of Common Stock or Pre-Funded Warrants,” and the holding period of a pre-funded warrant should carry over to the share of common stock received. The tax basis of the pre-funded warrant should carry over to the share of common stock received upon exercise of the pre-funded warrant increased by the exercise price. If you are contemplating the acquisition of pre-funded warrants, you should discuss with your personal tax advisor the consequences of the purchase, ownership and disposition of the pre-funded warrants, as well as the exercise of, certain adjustments to, and any payments in respect of the pre-funded warrants (including potential alternative characterizations).

Tax Consequences Applicable to U.S. Holders

Distributions

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “Tax Consequences Applicable to U.S. Holders—Gain on Disposition of Common Stock or Pre-Funded Warrants.” If you are a non-corporate U.S. holder, and certain requirements are met, a preferential U.S. federal income tax rate will apply to any dividends paid to you if you meet certain holding period requirements.

If you are a corporate shareholder, distributions constituting dividends for U.S. federal income tax purposes will generally be eligible for the dividends received deduction, or DRD. No assurance can be given that we will have sufficient earnings and profits (as determined under U.S. federal income tax principles) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

The taxation of a distribution received with respect to a pre-funded warrant is unclear. It is possible such a distribution would be treated as a distribution as described in this section, although other treatments may also be possible. You should consult your tax advisors regarding the proper treatment of any payments in respect of the pre-funded warrants.

Gain on Disposition of Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition of common stock or pre-funded warrants, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the common stock or pre-funded warrant. Capital gain or loss will constitute long-term capital gain or loss if your holding period for the common stock or pre-funded warrant exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a disposition of our common stock or pre-funded warrants should consult their own tax advisors regarding the tax treatment of such losses.

Certain Adjustments to Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to you of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Any such adjustment that is treated as a constructive distribution would be treated as a dividend, subject to withholding, to the extent described above under “Tax Consequences Applicable to U.S. Holders—Distributions.” You should consult your tax advisor regarding the proper tax treatment of any such adjustment.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock or pre-funded warrants and to the proceeds of a sale or other disposition of common stock or pre-funded warrants paid to you unless you are an exempt recipient, such as certain corporations. Backup withholding at a current rate of 24% will apply to those payments if you fail to provide your taxpayer identification number (generally in the form of a properly completed and executed IRS Form W-9), or certification of exempt status, or if you otherwise fail to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences Applicable to Non-U.S. Holders

Distributions

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, treated as described below in “Tax Consequences Applicable to Non-U.S. Holders—Gain on Disposition of Common Stock or Pre-Funded Warrants.”

Subject to the discussions below on effectively connected income and Foreign Account Tax Compliance Act, or FATCA, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock or pre-funded warrants eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock or pre-funded warrants through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA. In order to obtain this exemption, you must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock or pre-funded warrants, including any applicable tax treaties that may provide for different rules.

The taxation of a distribution received with respect to a pre-funded warrant is unclear. It is possible such a distribution would be treated as a distribution as described in this section, although other treatments may also be possible. You should consult your own tax advisors regarding the proper treatment of any payments in respect of the pre-funded warrants.

Gain on Disposition of Common Stock or Pre-Funded Warrants

Subject to the discussion below regarding backup withholding and FATCA, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or pre-funded warrants unless:

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the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

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you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as a U.S. real property interest only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. Special rules may apply to non-U.S. holders of pre-funded warrants, who should consult their tax advisors.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax treaties or other agreements that may provide for different rules.

Certain Adjustments to Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to you of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Any such adjustment that is treated as a constructive distribution would be treated as a dividend, subject to withholding, to the extent described above under “Tax Consequences Applicable to U.S. Holders—Distributions.” You should consult your tax advisor regarding the proper tax treatment of any such adjustment.

Backup Withholding and Information Reporting

Generally, we or the applicable paying agent must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock or pre-funded warrants made to you will generally be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E, or W-8ECI or another appropriate version of IRS Form W-8 or you otherwise meet the documentary evidence requirements for establishing that you are not a U.S. person or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Provisions of the Code commonly referred to as FATCA, Treasury regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion of certain proposed Treasury regulations below, the gross proceeds from a sale or other disposition of our common stock or pre-funded warrants, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption from FATCA withholding. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion of certain proposed Treasury regulations below, the gross proceeds from, a sale or other disposition of our common stock or pre-funded warrants paid to a “non-financial foreign entity” (as specially defined under these rules), unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock or pre-funded warrants and subject to the proposed Treasury regulations described in the next sentence, will apply to the payment of gross proceeds of a sale or other disposition of our common stock or pre-funded warrants. The Treasury Department has released proposed Treasury regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock or pre-funded warrants. The withholding tax on dividends will apply regardless of whether the payment otherwise would be exempt from U.S. non-resident and backup withholding tax, including under the exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock or pre-funded warrants.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock or pre-funded warrants, including the consequences of any proposed change in applicable laws.

GENERAL

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our shares of our common stock will be applicable to the shares of common stock underlying the pre-funded warrants upon issuance.

Sana Biotechnology, Inc. has filed a registration statement (including a preliminary prospectus supplement dated February 7, 2024 and the accompanying base prospectus) with the SEC for the offering to which this communication relates, declared effective by the SEC on May 1, 2023. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents Sana Biotechnology, Inc. has filed with the SEC for more complete information about Sana Biotechnology, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attn: Prospectus Department, at 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or BofA Securities, Attn: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001 or by email at dg.prospectus_requests@bofa.com.